UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2019

Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 2624761, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

TARO PHARMACEUTICAL INDUSTRIES LTD.

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

December 23, 2019

Notice is hereby given that an extraordinary general meeting of shareholders (the “Extraordinary General Meeting” or the “Meeting”) of Taro Pharmaceutical Industries Ltd. (the “Company”) will be held on Monday, February 3, 2020, at 10:00 a.m. (Israeli time), at the offices of Meitar Liquornik Geva Leshem Tal, located at 16 Abba Hillel Road, 10th Floor, Ramat Gan, Israel, for the following purpose:

Election to the Company’s Board of Directors (the “Board of Directors”) of Dr. Robert Stein as an External Director, as defined in the Israeli Companies Law, 5759-1999 (the “Companies Law”) to serve for a three-year term commencing as of the date of the Meeting.

Shareholders of record (including shares held through a bank, broker or other nominee that is a shareholder of record) at the close of business on Thursday, January 2, 2020, are entitled to vote at the Meeting. All shareholders are cordially invited to attend the Extraordinary General Meeting in person.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions and broker non-votes) is necessary for the approval of the above-described proposal.

In addition, the election of our External Director nominee pursuant to the proposal requires that one of the following two voting requirements also be met:

•the majority voted in favor of the election of the External Director nominee includes a majority of the votes of shareholders who are neither controlling shareholders nor possess a conflict of interest (referred to under the Companies Law as a “personal interest”) (other than a conflict of interest that does not derive from a relationship with a controlling shareholder) in that re-election that are voted at the Meeting, excluding abstentions; or

•the total number of votes of non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the election of the External Director nominee does not exceed two percent (2%) of the aggregate voting power in the Company.

For purposes of the above special voting requirements for the proposal, Sun Pharmaceutical Industries Ltd. and certain affiliates will be deemed collectively to constitute a controlling shareholder of the Company, and their votes will therefore be excluded in determining whether either of the above-described special majority conditions has been achieved.

You can vote your shares by attending the Meeting, or by any of the following alternative means: (i) completing and signing a proxy card or voting instruction form (for record shareholders and shareholders holding their shares in “street name,” respectively); or (ii) recording your vote over the Internet (at the website www.voteproxy.com) by following the instructions on the enclosed proxy card or voting instruction form. If you are a record shareholder voting by mail or over the Internet, the proxy must be received by our transfer agent not later than 11:59 pm, EST, on Sunday, February 2, 2020, or, if sending in your proxy directly to our Israeli registered office, it must be received not later than 4:00 a.m. Israeli time on Monday, February 3, 2020, in each case to be validly included in the tally of ordinary shares voted at the Meeting. If you hold your ordinary shares in “street name,” an earlier deadline may apply to receipt of your voting instruction form by your broker, trustee or nominee, if indicated on such form. Shareholders who subsequently revoke their proxies may vote their shares in person. An electronic copy of the proxy materials will also be available for viewing in the “Investor Relations” portion of our website at http://www.taro.com. The full text of the proposed resolution, together with the form of proxy card for the Meeting, may also be viewed beginning on Sunday, January 5, 2020, at the registered office of the Company, 14 Hakitor Street, PO Box 10347, Haifa Bay, 2624761, Israel, during weekday business hours (Sunday to Thursday (excluding holidays), 10:00 a.m. to 5:00 p.m. (Israeli time)). Our telephone number at our registered office is +972-4-847-5700.

BY ORDER OF THE BOARD OF DIRECTORS,

/s/ Dilip Shanghvi

Dilip Shanghvi

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  December 23, 2019

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ Uday Baldota
Name:	Uday Baldota
Title:	Chief Executive Officer and Director